Exhibit 99.1

Akari Therapeutics’ Nomacopan Granted U.S. Orphan Drug Designation for Hematopoietic Stem Cell Transplantation-Associated Thrombotic Microangiopathy (HSCT-TMA)

NEW YORK and LONDON, August 30, 2019 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation for nomacopan for the treatment of hematopoietic stem cell transplantation-associated thrombotic microangiopathy (HSCT-TMA).

Orphan drug designation for nomacopan follows Fast Track designation that the Company received from the FDA earlier in August 2019 for the same indication in pediatric patients. The Company continues to progress towards a pivotal trial for HSCT-TMA with nomacopan, which is expected to start in the fourth quarter of 2019.

“We are pleased to obtain orphan drug designation for nomacopan in HSCT-TMA, a devastating rare disease for which there are currently no approved treatments,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics. “The granting of orphan drug designation and Fast Track designation by the FDA for nomacopan underscores the significant unmet medical need in this disease. We look forward to taking advantage of the opportunities that FDA orphan drug designation and Fast Track designation provide across all stages of drug development in order to bring this potential new treatment option to patients as rapidly as possible.”

Orphan drug designation by the FDA is granted to promote the development of drugs that target conditions affecting 200,000 or fewer U.S. patients annually and that are expected to provide significant therapeutic advantage over existing treatments. Orphan designation qualifies Akari for various benefits, including seven years of market exclusivity following marketing approval, tax credits on U.S. clinical trials, eligibility for orphan drug grants, and a waiver of certain administrative fees.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of nomacopan on both C5 and LTB4 may be beneficial in both AKC and BP.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Nicholas Brown / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com